VIA EDGAR

March 15, 2023

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Coleman and Gus Rodriguez

Re: Response to the Securities and Exchange Commission
Staff Comment dated March 9, 2023, regarding
Silver Elephant Mining Corp.
Form 20-F for the Fiscal Year Ended December 31, 2021
Filed May 9, 2022
File No. 000-55985

Dear Sir/Madam:

This letter responds to the written comments from the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") set forth in the March 9, 2023 letter regarding the above-referenced Annual Report on Amendment No. 1 to Form 20-F (the "Form 20-F") of Silver Elephant Mining Corp. (the "Company", "we," or "our") filed on March 3, 2023. For your convenience, the Staff's comments are included below and we have numbered our responses accordingly.

Our response is as follows:

Form 20-F for the Fiscal Year Ended December 31, 2021

Item 4. Information on the Company, page 7

Staff Comment No. 1.

We note that you amended your filing to provide incremental summary and individual property disclosures in response to prior comment 2. However, the stages associated with four projects in the table following the second map in your amendment do not correlate with any of the property stage definitions in Item 1300 of Regulation S-K.

For example, a project without mineral reserves (measured or indicated mineral resources that are economically mineable) should be identified as an exploration stage property, while a project for which mineral reserves have been established and not yet undergoing material extraction should be identified as a development stage property. Please confirm that you will correct information regarding the property stage in subsequent filings.

March 15, 2023

Company's Response:

In response to the Staff's comment, we confirm that we will correct the information regarding the property stage in subsequent filings to correlate with the property stage definitions in Item 1300 of Regulation S-K.

Thank you for your review of the filing.  If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (604) 569-3661 or Kimberley Anderson of Dorsey & Whitney LLP at (206) 903-8803.

Sincerely,

Silver Elephant Mining Corp.

/s/ John Lee

John Lee

Chief Executive Officer

cc: Kimberley Anderson, Dorsey & Whitney LLP